SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of August, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


Enclosures:   Holding(s) in Company



PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares

 1. Name of Company

    Prudential plc

 2. Name of shareholder having a major interest:

    Lehman Brothers International (Europe)

 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

    Notifiable interest of Lehman Brothers International (Europe)

 4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

    Not known

 5. Number of shares/amount of stock acquired:

    See additional information

 6. Percentage of issued class:

    See additional information

 7. Number of shares/amount of stock disposed:

    N/A

 8. Percentage of issued class:

    N/A

 9. Class of security:

    Ordinary shares of 5p each

10. Date of transaction:

    20th August 2004

11. Date company informed:

    26th August 2004

12. Total holding following this notification:

    108,413,123 ordinary shares

13. Total percentage holding of issued class following this notification:

    5.36%

14. Additional Information:

    Lehman Brothers International (Europe) notified the Company that it had an interest as at the close of business on 20th August 2004 in 108,413,123 ordinary shares of Prudential plc.



                                     -ENDS-


Contact name for Enquiries

Jennie Webb

020 7548 6027

Company official responsible for making notification

John Price, Deputy Group Secretary

020 7548 3805



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 August 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price

                                     John Price
                                     Deputy Group Secretary